Filed by TS Innovation Acquisitions Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TS Innovation Acquisitions Corp.

Commission File No. 001-39688

Date: January 27, 2021

Below is the transcript of an interview with Yahoo Finance Live on January 27, 2021

Tishman Speyer CEO on SPAC merger with Latch: ‘This is exactly the kind of transaction we had in mind’

Smart-lock maker Latch said this week it will merge with a blank check company formed by commercial property giant Tishman Speyer. Latch Co-Founder & CEO Luke Schoenfelder and Tishman Speyer CEO & President Rob Speyer joins Yahoo Finance Live to weigh in.

Video Transcript

BRIAN SOZZI: Smart-lock maker Latch said this week it will merge with a blank check company formed by commercial property giant Tishman Speyer. Values Latch at $1.56 billion. Prior to this deal, Latch had raised about $152 million and has seen solid growth in booked revenue during the pandemic.

Let’s bring in Latch CEO Luke Schoenfelder and Tishman Speyer President and CEO Rob Speyer for more on this pretty big transaction. Good morning to you both. Rob, let me start with you. Why did it make sense to go the route— the SPAC route?

ROB SPEYER: Well, SPACs, for us, were the next step in the evolution of our proptech business. We’ve been embracing technology into our real estate for years. We’ve been an early stage investor in many proptech companies, including Latch. And this is all about serving our customers better.

And to be able to link arms with an entrepreneur as talented as Luke and a company with as much promise and potential as Latch, this is exactly the kind of transaction we had in mind when we thought about doing a SPAC.

BRIAN SOZZI: So Luke, as I mentioned, you have seen strength in booked revenue, really throughout the pandemic, maybe a little counterintuitive intuitive to what many people out there would expect. Why do you think that’s the case?

LUKE SCHOENFELDER: Yeah, I mean, it’s pretty simple. We’ve always focused on making buildings better places to live, work, and visit. And during the pandemic, each stakeholder at a building has had new challenges. And it turns out our products were well considered and were able to meet those new challenges.

So letting in UPS deliveries without a building— you know, staff needing to be there, the Latch delivery assistant, which can let in any delivery through our intercom product, the contactless controls that we give to residents so they can open doors, control elevators without having to touch anything. All of these things were exciting before. And the tailwinds of the COVID-19 pandemic have really provided a boost to the business.

There’s also an interesting sort of counterintuitive element within real estate, which is that oftentimes during recessions, real estate owners actually invest more in their existing assets. And while we’re not necessarily in a recession now, we’ve still seen continued investment in existing assets to make them better places to live.

JULIE HYMAN: Hey, Luke, obviously, this deal hasn’t closed yet. But on announcement of the deal, shares in this SPAC vehicle went up by 45%. And obviously, we have seen a lot of this happening in the market. Does that make you nervous at all, Luke?

I mean, in other words, you know, that’s a lot of pressure in terms of expectations perhaps being priced in here because of all of the enthusiasm, shall we say, that we have seen for a lot of these SPACs. How are you thinking and feeling about that?

LUKE SCHOENFELDER: Yeah, we have a long vision, and we’re really focused on the long vision. And if you look at who supported the transaction in our pipe, I mean, it’s the world’s best technology investors. D1, Durable, Fidelity, BlackRock, Chamath, we’re very, very excited about the shareholder base that we have and our ability to execute on this long-term mission to bring our software to every building.

JULIE HYMAN: And Rob, if I could bring you back into this as well, while we got you, I got to ask you generally about commercial real estate and what you’re seeing, particularly in the New York market. Because, you know, it’s a tough time, right? A lot of people are not in the office. I imagine that some people are giving up their leases. What’s the picture look like right now? And how has it changed in the last few months?

ROB SPEYER: Well, first of all, we’re getting rent collection from 95% of our customers. So the situation at the moment is stable. The question is, how is New York going to use this as an opportunity to continue on the incredible growth trajectory the last 25 years? I grew up in the New York in the ‘70s and ‘80s, so I’ve seen tough times before. And I’ve seen our city come together to get through them.

And I have no doubt if we bring the public and the private sector together to really work towards common interests, that our city’s best days are ahead. You can count on that.

JULIE HYMAN: Just one quick follow up on that, you say 95% of your tenants are paying rent, which is great. Has the number of tenants fallen? Has the amount of space rented fallen?

ROB SPEYER: Well, clearly, leasing activity in 2020 was slow. People had other considerations on their mind in their businesses than real estate. But on the other side of the pandemic, I’m very confident that human nature will take hold and the community that you find at work, in the workplace, not on Zoom, will come back into play.

Just like it would be great to be doing this interview in person. Luke and I were just discussing the week of this transaction over several weeks, we never saw each other in person. And we said, you know what? It would be great to take a walk together. Let’s get it done. And I think that’s kind of-- that’s indicative of how we’re all going to feel on the other side of this pandemic. We’re going to want to come back together in person, not just on Zoom.

BRIAN SOZZI: Luke, I have 30 seconds left. What’s your next big product?

LUKE SCHOENFELDER: Yeah, so what we’re most excited about is the strategic partnership with Tishman Speyer and our ability to solve problems for new customers in Europe and new products for the commercial office space. We were just speaking about that. We have the biggest return to office moment probably in world history. And there’s an incredible opportunity because of the strategic relationship that Rob and I have to create something really exciting.

BRIAN SOZZI: All right, fair enough. Well, good luck on the public company journey. Look forward to following it. Latch CEO Luke Schoenfelder and Tishman Speyer President and CEO Rob Speyer, we’ll talk to you soon.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document relates to a proposed transaction between Latch and TSIA. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. TSIA intends to file a registration statement on Form S-4 that will include a proxy statement of TSIA and a prospectus of TSIA. The proxy statement/prospectus will be sent to all TSIA and Latch stockholders. TSIA also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of TSIA and Latch are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by TSIA through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by TSIA may be obtained free of charge from TSIA’s website at www.TSIAcorp.com or by written request to TSIA at TS Innovation Acquisitions Corp., 45 Rockefeller Plaza, 7th Floor, New York, NY 10111.

PARTICIPANTS IN SOLICITATION

TSIA and Latch and their respective directors and officers may be deemed to be participants in the solicitation of proxies from TSIA’s stockholders in connection with the proposed transaction. Information about TSIA’s directors and executive officers and their ownership of TSIA’s securities is set forth in TSIA’s filings with the SEC, including TSIA’s Registration Statement on Form S-1, which was filed with the SEC on November 5, 2020. To the extent that holdings of TSIA’s securities have changed since the amounts printed in TSIA’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS LEGEND

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Latch, Inc. (“Latch”) and TS Innovation Acquisitions Corp. (“TSIA”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Latch and the markets in which it operates, and Latch’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction, including the contemporaneous private placement of equity securities (the “PIPE investment”), may not be completed in a timely manner or at all, which may adversely affect the price of TSIA’s securities, (ii) the risk that the transaction may not be completed by TSIA’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TSIA, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the stockholders of TSIA and Latch, the satisfaction of the minimum trust account amount following redemptions by TSIA’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger or the termination of any PIPE investor’s subscription agreement, (vi) the effect of the announcement or pendency of the transaction on Latch’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Latch or diverts management’s attention from Latch’s ongoing business operations and potential difficulties in Latch employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Latch, TSIA or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction and PIPE investment, (x) the ability to maintain the listing of TSIA’s securities on the Nasdaq Capital Market (“Nasdaq”), (xi) the price of TSIA’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Latch plans to operate, variations in performance across competitors, changes in laws and regulations affecting Latch’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the amount of redemption requests made by TSIA’s public stockholders, (xiv) the ability of TSIA to issue equity or equity-linked securities in connection with the transaction or in the future, (xv) possible variances between the unaudited historical financial information Latch presents and its audited financial statements, when they become available and (xvi) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of TSIA’s Registration Statement on Form S-1, the registration statement on Form S-4 and proxy statement/prospectus described below and other documents filed by TSIA from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Latch and TSIA assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Latch nor TSIA gives any assurance that either Latch or TSIA will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by Latch or TSIA or any other person that the events or circumstances described in such statement are material.